Exhibit 99.1

Leading Industry Energy Research Association Chooses Draganfly Commander 3XL Platform for Inspection Standards Operations

Draganfly is recognized as an NDAA-compliant, North American-developed drone provider.

Los Angeles, CA. September 26, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased that a leading energy research association has chosen Draganfly’s Commander 3XL Platform for inspection standards operations.

U.S.-based energy organizations require NDAA (National Defense Authorization Act) compliant drones primarily for security and regulatory protocols. The NDAA compliance ensures that these drones are not equipped with components or manufactured by entities deemed to pose a national security risk.

Being recognized as an NDAA-compliant, North American-developed drone provider is a significant distinction for Draganfly. This designation underscores the company’s commitment to adhering to the stringent security and regulatory standards set forth by the National Defense Authorization Act. It signifies that Draganfly’s drones are sourced, manufactured, and equipped with components that meet the criteria deemed crucial for national security.

The deployment of the Draganfly 3XL drone in upcoming inspections highlights its advanced capabilities and versatility. Its integration into inspection and operational procedures signifies a strategic move towards leveraging cutting-edge technology for enhanced efficiency and precision. Given the planned inspections’ scope and complexity, using multiple sensors is imperative. The 3XL’s capacity to accommodate and effectively utilize various sensors positions it as an ideal choice for these operations.

Combining multiple sensors provides a wealth of data, allowing for a thorough assessment of the targeted infrastructure or environment.

The Commander 3XL’s ability to navigate through various terrains and environments, coupled with its sensor diversity, ensures that it can adapt to the specific requirements of each inspection. This adaptability is crucial, mainly when more than a one-size-fits-all approach is required.

“Using the Draganfly 3XL platform to help standardize these inspections is an honor and exemplifies the company’s dedication to providing state-of-the-art drone solutions for demanding applications. It showcases our capacity and commitment to address the needs of diverse industries through technology that meets the highest compliance and performance standards. This helps reinforce Draganfly’s reputation as a leading drone provider and demonstrates our commitment to driving innovation in aerial inspection and data collection,” said Cameron Chell, Draganfly CEO.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These statements include, but may not be limited to statements regarding NDAA choosing the Company’s Commander 3XL Platform for inspection standards operations. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here-in, including but not limited to: the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR+ website at www.sedarplus.com and with the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.